SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, January 30, 2007.

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s production consists of high value added steel products. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.	CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways – which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

CSN ANNNOUCES IT WAS GRANTED CLEARENCE YESTERDAY BOTH BY THE EUROPEAN UNION COMISSION, AS WELL BY THE NORTH AMERICAN “HSR ACT” TO THE PROPOSED ACQUISITION OF CORUS

Rio de Janeiro/ São Paulo, 30 de Janeiro de 2007 --- Companhia Siderúrgica Nacional –CSN (BOVESPA: CSNA3; NYSE:SID) is pleased to announce that on January 29, 2007, the European Union Commission granted clearance to the proposed acquisition by CSN of the Anglo-Dutch steel company Corus Group plc. (“Corus”). As to the relevant antitrust filing made in the United States of America (“US”), the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) has expired, and CSN is now permitted to acquire Corus under the HSR Act.

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Investor Relations Team

José Marcos Treiger	David Moise Salama	Cláudio Pontes
Head of Investor Relations	Investor Relations Manager	Investor Relations
treiger@csn.com.br	david.salama@csn.com.br	Cláudio.pontes@csn.com.br
(55 11) 3049-7502	(55 11) 3049-7588	(55 11) 3049-7592

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.